Exhibit 2

This announcement contains several forward-looking non-GAAP measures used by management to monitor the Group’s performance. For the non-GAAP information contained in this announcement, no comparable GAAP or IFRS information is available on a forward-looking basis as our forward-looking revenue and other components of the Group’s results, including the revenue generated from combustibles and adjusting items, cannot be estimated with reasonable certainty due to, among other things, the impact of foreign exchange, pricing, volume and adjusting items, which could be significant, being highly variable. As such, no reconciliations for this forward-looking non-GAAP information are available and we are unable to: present revenue before presenting New Category revenue or organic constant currency revenue; or present profit from operations before presenting adjusted profit from operations on an organic basis at constant rates.

04 June 2024

On track to deliver FY guidance; strategic discipline and focused investment driving positive momentum

●	On track to deliver FY24 guidance with H1 delivery in line with our expectations
●	Expected H2 acceleration driven by the phasing of innovation in New Categories, and the benefits of H1 investment in U.S. commercial actions and related wholesaler inventory movements
●	We are driving a further improvement in New Category profitability[1] through our Quality Growth focus on a more balanced top-line and bottom-line delivery
●	In Combustibles, U.S. commercial plans continue to gain traction despite a challenging macro-economic backdrop; in AME and APMEA we gained volume and value share, with robust H1 pricing
●	Good AME performance reflecting the benefit of our multi-category portfolio; H2 weighted APMEA performance due to the phasing of New Category launches, and a strong H1 comparator
●	Partial monetisation of our ITC stake enabled the initiation of a sustainable share buy-back
●	Strong cash conversion with our leverage[2] expected to be within our narrowed target range of 2.0-2.5x by year-end 2024.

Tadeu Marroco, Chief Executive

“Our year-to-date performance is in line with our expectations, and we are on track to deliver our guidance of low-single digit revenue and adjusted profit from operations growth on an organic3, constant currency basis in 2024.

As previously highlighted, we expect our performance to be second-half weighted, mainly driven by wholesaler inventory movements related to continued investment in our U.S. commercial actions, as well as the phasing of new launches. Our guidance also reflects ongoing macro-economic pressures, particularly in the U.S. market and continued lack of effective enforcement against the growing illicit vapour segment. As a result, we expect our H1 revenue and adjusted profit from operations to be down by low-single digits on an organic3, constant currency basis.

We are sharpening our execution and making targeted investment choices to drive our medium-term sustainable growth algorithm. We are investing to sustainably strengthen our U.S. business, accelerate innovation momentum, and enhance capabilities that support our strategic delivery.

These investments will set the business up for a stronger future. While there is still more to do, I am confident that our actions are working, and I am encouraged by our continued traction in U.S. Combustibles, initial performance of glo Hyper Pro and enhanced consumables in early launch markets as well as the continued success of our non-tobacco range veo in Europe.

Our focus on Quality Growth is starting to drive accelerating returns on more targeted investments across all three New Categories, particularly HP and Modern Oral. As a result, we expect to deliver further improvement in New Category profitability1 for both the first half and full year.

In addition, we continue to prioritise shaping a sustainable future and call for more appropriate regulation and enforcement of New Categories, particularly in the U.S. Vapour market.

BAT is a highly cash generative business, and we are committed to continuing to reward shareholders with strong cash returns. I am pleased with our progress in enhancing financial flexibility driven by continued strong operating cash conversion and completion of the partial monetisation of our ITC stake, enabling the initiation of a sustainable share buy-back.

Looking forward, we expect growing momentum in the second half, enabled by the investments we are making today. As we continue our journey towards building a Smokeless World, guided by our refined strategy, we will progressively improve our performance to deliver 3-5% revenue, and mid-single digit adjusted profit from operations growth on an organic3 constant currency basis by 2026.”

Our outlook is underpinned by the following three key areas, where we are making tangible progress:

1. Combustibles: U.S. commercial actions gaining traction; volume & value share gains in AME & APMEA

Group cigarette volume share in key markets4 is up 30 bps. Value share is down 10 bps mainly due to adverse geographical mix and the implementation of commercial plans in the U.S.

While the U.S. macro environment is showing some early signs of recovery, consumers remain stretched, with combustibles industry volume down c.9% YTD. As previously highlighted, we expect our H1 performance to be impacted by continued investment in our commercial actions and related phasing of wholesaler inventory movements, with the latter expected to unwind in H2. We have now completed the majority of our previously announced commercial initiatives, which continue to gain traction, including:

●	Strong performance of Newport soft-pack in key investment states, which together with further share gains in Natural American Spirit, has driven our volume share of the premium segment up 40 bps; and
●
Lucky Strike continues its strong growth record, maintaining its position as the fastest growing combustibles brand in the U.S., with the branded value segment now gaining volume share and deep discount share gains slowing.

We have continued to deliver robust pricing, value and volume share gains in AME and APMEA. Key markets driving H1 financial delivery include Germany, Romania, Pakistan and Mexico.

2. Strengthening innovation driving New Category momentum

2.1 Vuse: Continued global value share leadership5; U.S. illicit single-use vape headwinds persist

We maintained global value share leadership at 41.1% in key markets6, with gains in AME (up 20 bps) offset by the U.S. (down 90 bps).

In the U.S. we maintained value share leadership in tracked channels at 51.5%, however we expect that our financial performance will be impacted by the continued growth of illicit single-use vapes.

We continue to call for more appropriate regulation and enforcement to tackle illicit products in the category, and we welcome signs of increasing action, including:

●	Proposed vapour directory and enforcement bills in 20 states, enacted in 3 states to date; and
●
Encouraging early signs of illicit products volume decline in Louisiana, the first state to implement a vapour directory and enforcement legislation in October 2023, with Vuse Alto capturing the majority of the volume outflow back into the legal segment.

Our value share performance in AME was driven by France, Germany and Poland. More broadly in AME, we are seeing continued poly-usage7 benefiting the vapour category.

This month, we are starting to roll out our new single-use vapour product, Vuse Go 2.0, featuring enhanced taste and design, and a removable battery, with substantial further roll-outs planned through the remainder of 2024. As a result, in combination with further innovation roll-outs under the closed system format, we expect an accelerating volume and revenue performance in H2.

2.2 glo:  Innovation pipeline starts to drive category volume share recovery across key markets8 glo has started to deliver sequential category volume share improvement since January in key markets8, with year-to-date volume share down 20 bps to 16.8% (versus down 110 bps in 2023), driven by encouraging early consumer response to our new innovations glo Hyper Pro and improved consumables. glo Hyper Pro is an important first step into the premium HP segment, with comparable price positioning to other premium products.

●	Category volume share stabilisation versus the prior year in our focus markets of Japan and Italy
●	Continued strong performances in key AME markets, Poland and Czech Republic
●	veo, our non-tobacco consumables range, now launched in 17 markets, strongly outperforming competing products with further roll-outs planned through the remainder of the year.

We expect our H1 volume and revenue performance to be impacted by a stronger comparator relating to our price repositioning in Japan and Italy in mid-2023, and the phased roll-out of our newest innovations which will be completed across our key markets by the end of H1.

As a result, we expect our positive share momentum to continue, and to drive an improving organic3 volume, revenue and profit1 performance in H2.

2.3 Velo: Strong revenue and profit growth – continued leadership outside the U.S.

Velo’s volume share of Total Oral in key markets9 is up 80 bps at 10.3%, driven by strong Modern Oral category growth.

Our volume share of Modern Oral was down 10 bps to 27.0% in key markets9, mainly driven by the weight of the U.S. market.

●
In AME we maintained our leadership position, reflecting our strength in both established oral markets like Sweden, Denmark and Norway, and our strong momentum in newer launch markets including the UK and Poland

●
In the U.S. we are encouraged by early results from the phased roll-out of our refreshed Velo brand expression, with volume share of Modern Oral stabilising at 4.5%, driven by 13.5% volume share in our New York pilot, up 280 bps

●
In addition, following positive consumer testing, we have started to roll out Grizzly Modern Oral nationally in the U.S., building on the growing trend of Traditional Oral consumers moving to Modern Oral

We also see significant opportunity for Velo in emerging markets, with continued strong volume performances in Pakistan and South Africa.

As a result, we expect Velo to continue to deliver a strong financial performance in H1 and FY24.

3. Enhancing financial flexibility

BAT is a highly cash generative business, and we expect to deliver operating cash flow conversion in excess of 90% again in 2024, enabled by our continuous improvement mindset and further optimising resource allocation.

In March, we completed the monetisation of a 3.5% portion of our ITC stake, enabling the initiation of a sustainable share buy-back, starting with £700m in 2024 and £900m in 2025.

We are making good progress on deleverage and expect to be within our narrowed leverage target range of 2.0-2.5x adjusted net debt / adjusted EBITDA2 by year-end 2024.

Technical guidance for full year 2024:

●	Global tobacco industry volume expected to be down c.3%
●	Low-single figure organic[3] constant currency revenue growth, with H2 weighted New Category growth
●	Low-single figure organic[3] adjusted profit from operations growth, including a c.2% transactional FX headwind
●	H2 weighted Group revenue and profit growth
●	Translational FX headwind on adjusted profit from operations growth is expected to be c.4% for half year and c.4% for full year[10]
●	Operating cash flow conversion in excess of 90%

For further information, please contact:

Media Centre
+44 (0) 20 7845 2888 (24 hours) | press_office@bat.com | @BATplc

Investor Relations
Victoria Buxton: +44 (0)20 7845 2012
Amy Chamberlain: +44 (0)20 7845 1124
John Harney: +44 (0)20 7845 1263
Jane Henderson: +44 (0)20 7845 1117
ir_team@bat.com

Webcast and Conference call - The conference call will begin at 8.30am (BST)

You can access the audio webcast via our website. You can also listen via conference call by dialling the numbers below. Quote the password ‘BAT trading update’ when prompted by the operator.

UK Toll-Free: 0808 109 0700
UK-Toll: +44 (0) 33 0551 0200
South Africa Toll-Free: +27 80 098 0512
USA Toll-Free: +1 866 580 3963
USA Toll: +1 786 697 3501

A playback facility for the conference call will be available online via www.bat.com.

Market share and volume data YTD March 2024 average share growth vs. FY2023 average.

1 Profitability at category contribution level: Profit from operations before the impact of adjusting items and translational foreign exchange, having allocated costs that are directly attributable to New Categories.

2 Leverage refers to the ratio of adjusted net debt to adjusted EBITDA.
Adjusted net debt is not a measure defined by IFRS. Adjusted net debt is total borrowings, including related derivatives, less cash and cash equivalents and current investments held at fair value, excluding the impact of the revaluation of Reynolds American Inc. acquired debt arising as part of the purchase price allocation process.
Adjusted EBITDA is not a measure defined by IFRS. Adjusted EBITDA is profit for the year before net finance costs/income, taxation on ordinary activities, depreciation, amortisation, impairment costs, the Group’s share of post-tax results of associates and joint ventures, and other adjusting items.

3 To supplement the Group’s results presented in accordance with International Financial Reporting Standards (IFRS), the Group’s Management Board, as the chief operating decision maker, reviews certain of its results, including revenue, and adjusted profit from operations, at constant rates of exchange, prior to the impact of businesses sold or held-for-sale in the case of revenue and adjusted profit from operations. Although the Group does not believe that these measures are a substitute for IFRS or other operating measures, the Group does believe that such results excluding the impact of businesses sold or to be held-for-sale provide additional useful information to investors regarding the underlying performance of the business on a comparable basis and in the case of the sale of the Group’s businesses in Russia and Belarus, the impact these businesses had on revenue and profit from operations. Accordingly, the organic volume and financial measures appearing in this document should be read in conjunction with the Group’s results as reported under IFRS and other operating measures.

4 Top 8 Combustibles markets: U.S. – Marlin, Germany – NielsenIQ, Japan – CVS, Romania – NielsenIQ, Brazil – Scanntech, Mexico – NielsenIQ, Bangladesh – NielsenIQ, Pakistan – Retail Access. These eight markets cover an estimated c.65% of combustibles industry revenue.

5 Based on Vuse estimated value share from reduced-risk*† products in measured retail for Vapour (i.e., total Vapour category value in retail sales) in the Top 7 Vapour markets.
* Based on the weight of evidence and assuming a complete switch from cigarette smoking. “Reduced-risk” products are not risk free and are addictive.
† Our products as sold in the U.S., including Vuse, Velo, Grizzly, Kodiak, and Camel Snus, are subject to Food and Drug Administration (FDA) regulation and no reduced-risk claims will be made as to these products without FDA clearance.

6 Top 7 Vapour markets: U.S. – RSD, Canada – Scan Data, UK – NielsenIQ, France – Strator, Germany – NielsenIQ, Poland – NielsenIQ, Spain – Logista RA. These seven markets cover an estimated c.80% of global closed system revenue.

7 Poly-usage: Refers to a transitional period for smokers towards complete switching to potentially risk reduced nicotine products during which period such smokers reduce cigarette consumption and choose to consume one or more New Category products.

8 Top 9 HP markets: Japan – CVS-BC, South Korea – CVS, Italy – NielsenIQ, Germany – NielsenIQ, Greece – NielsenIQ, Hungary – SZTFH, Poland – NielsenIQ, Romania – NielsenIQ, Czech Republic – NielsenIQ. These nine markets account for c.90% of total industry HP revenue.

9 Top 7 Modern Oral markets: U.S. – RSD, Sweden – NielsenIQ, Denmark – NielsenIQ, Norway – NielsenIQ, Switzerland – IMS, UK – NielsenIQ, Poland – NielsenIQ. These seven markets cover an estimated c.70% of total industry Modern Oral revenue

10 Based on current exchange rates of USD/GBP 1.2732 as at close on 31 May 2024.

Share growth refers to volume share for HP and Modern Oral and value share for Vapour.
As used herein, volume share refers to the estimated retail sales volume of the product sold as a proportion of total estimated retail sales volume in that category and value share refers to the estimated retail sales value of the product sold as a proportion of total estimated retail sales value in that category. Please refer to the 2023 Annual Report on Form 20‐F for a full description of these measures, together with a description of other Key Performance Indicators (KPIs), on pages 333 and 334. Industry and global revenue refer to the total industry revenue in the markets in which we are present.

New Categories comprises Heated Products (HP), Vapour and Modern Oral. Our products as sold in the U.S., including Vuse, Velo, Grizzly, Kodiak, and Camel Snus, are subject to Food and Drug Administration (FDA) regulation and no reduced-risk claims will be made as to these products without FDA clearance.

2023 Analysis of revenue, profit from operations and diluted earnings per share by segment
	Reported	Adj Items[1]	Adjusted	Inorganic adjustments	Organic adjusted
For six months to 30 June 2023	£m	£m	£m	£m	£m
Revenue
U.S.	5,910	—	5,910	—	5,910
AME	4,730	—	4,730	(385)	4,345
APMEA	2,801	—	2,801	—	2,801
Total Region	13,441	—	13,441	(385)	13,056

Profit from Operations
U.S.	3,168	137	3,305	—	3,305
AME	1,767	(119)	1,648	(160)	1,488
APMEA	1,000	67	1,067	—	1,067
Total Region	5,935	85	6,020	(160)	5,860
Net finance costs	(921)	23	(898)	(15)	(913)
Associates and joint ventures	289	15	304	—	304
Profit before tax	5,303	123	5,426	(175)	5,251
Taxation	(1,268)	2	(1,266)	39	(1,227)
Non-controlling interests	(76)	—	(76)	—	(76)
Coupons relating to hybrid bonds net of tax	(22)	—	(22)	—	(22)
Profit attributable to shareholders	3,937	125	4,062	(136)	3,926
Diluted number of shares (m)	2,237		2,237		2,237
Diluted earnings per share (pence)	176.0		181.6		175.5

	Reported	Adj Items[1]	Adjusted	Inorganic adjustments	Organic adjusted
For year ended 31 December 2023	£m	£m	£m	£m	£m
Revenue
U.S.	11,994	—	11,994	—	11,994
AME	9,791	—	9,791	(479)	9,312
APMEA	5,498	—	5,498	—	5,498
Total Region	27,283	—	27,283	(479)	26,804

Profit from Operations
U.S.	(20,781)	27,602	6,821	—	6,821
AME	3,194	266	3,460	(193)	3,267
APMEA	1,836	348	2,184	—	2,184
Total Region	(15,751)	28,216	12,465	(193)	12,272
Net finance costs	(1,895)	96	(1,799)	(21)	(1,820)
Associates and joint ventures	585	(8)	577	—	577
Profit before tax	(17,061)	28,304	11,243	(214)	11,029
Taxation	2,872	(5,488)	(2,616)	55	(2,561)
Non-controlling interests	(178)	(1)	(179)	—	(179)
Coupons relating to hybrid bonds net of tax	(45)	—	(45)	—	(45)
Profit attributable to shareholders	(14,412)	22,815	8,403	(159)	8,244
Diluted number of shares (m)	2,229		2,237		2,237
Diluted earnings per share (pence)[2]	(646.6)		375.6		368.5

1.	Adjusting items represent certain items which the Group considers distinctive based upon their size, nature or incidence.
2.
In 2023, the Group reported a loss for the year. Following the requirements of IAS 33, the impact of share options would be antidilutive and is therefore excluded, for 2023, from the calculation of diluted earnings per share, calculated in accordance with IFRS, for that year.

2023 Analysis of revenue by product category
	Reported	Adj Items	Adjusted	Inorganic adjustments	Organic adjusted
For six months to 30 June 2023	£m	£m	£m	£m	£m
New Categories	1,656			(66)	1,590
Vapour (10ml units/pods mn)	866			—	866
HP (sticks bn)	550			(62)	488
Modern Oral (pouches mn)	240			(4)	236
Traditional Oral (stick eq bn)	571			—	571
Total Non-Combustibles	2,227			(66)	2,161
Total Combustibles	10,967			(317)	10,650
Other	247			(2)	245
Total	13,441			(385)	13,056

	Reported	Adj Items	Adjusted	Inorganic adjustments	Organic adjusted
For year ended 31 December 2023	£m	£m	£m	£m	£m
New Categories	3,347			(87)	3,260
Vapour (10ml units/pods mn)	1,812			(1)	1,811
HP (sticks bn)	996			(78)	918
Modern Oral (pouches mn)	539			(8)	531
Traditional Oral (stick eq bn)	1,163			—	1,163
Total Non-Combustibles	4,510			(87)	4,423
Total Combustibles	22,108			(389)	21,719
Other	665			(3)	662
Total	27,283			(479)	26,804

2023 Analysis of New Categories volume, revenue and contribution
		Volume			Revenue
	Reported	Organic	Reported	Inorganic adjustments	Organic adjusted
For six months to 30 June 2023	Unit	Unit	£m	£m	£m
New Categories			1,656	(66)	1,590
Vapour (10ml units/pods mn)	319	319	866	—	866
HP (sticks bn)	12.1	10.0	550	(62)	488
Modern Oral (pouches mn)	2,348	2,312	240	(4)	236
@ New Categories contribution[1]				(17)	(29)

		Volume			Revenue
	Reported	Organic	Reported	Inorganic adjustments	Organic adjusted
For year ended 31 December 2023	Unit	Unit	£m	£m	£m
New Categories			3,347	(87)	3,260
Vapour (10ml units/pods mn)	654	654	1,812	(1)	1,811
HP (sticks bn)	23.7	21.0	996	(78)	918
Modern Oral (pouches mn)	5,360	5,324	539	(8)	531
@ New Categories contribution[1]				(17)	—

1 Profitability at category contribution level: Profit from operations before the impact of adjusting items and translational foreign exchange, having allocated costs that are directly attributable to New Categories.

	Reported	Adj Items	Adjusted	Inorganic adjustments	Organic Adjusted adjusted
For six months to 30 June 2023	£m	£m	£m	£m	£m
Profit from Operations (PfO)	5,935	85	6,020	(160)	5,860
Operating Margin	44.2%		44.8%		44.9%
@PfO delivered by
New Categories contribution[1]			(12)	(17)	(29)
Rest of the Business			6,032	(143)	5,889

	Reported	Adj Items	Adjusted	Inorganic adjustments	Organic adjusted
For year ended 31 December 2023	£m	£m	£m	£m	£m
Profit from Operations (PfO)	(15,751)	28,216	12,465	(193)	12,272
Operating Margin	-57.7%		45.7%		45.8%
@PfO delivered by
New Categories contribution[1]			17	(17)	—
Rest of the Business			12,448	(176)	12,272

1 Profitability at category contribution level: Profit from operations before the impact of adjusting items and translational foreign exchange, having allocated costs that are directly attributable to New Categories.

Note on Non-GAAP Measures

This announcement contains several forward-looking non-GAAP measures used by management to monitor the Group’s performance. For the non-GAAP information contained in this announcement, no comparable GAAP or IFRS information is available on a forward-looking basis and our forward-looking revenue and other components of the Group’s results, including the revenue generated from combustibles and adjusting items, cannot be estimated with reasonable certainty due to, among other things, the impact of foreign exchange, pricing, volume and adjusting items, which could be significant, being highly variable. As such, no reconciliations for this forward-looking non-GAAP information are available and we are unable to: present revenue before presenting New Category revenue or organic constant currency revenue; or present profit from operations before presenting adjusted profit from operations on an organic basis at constant rates.

One non-GAAP measure which the Group uses and that is contained in this announcement is operating cash conversion, a non-GAAP measure defined as net cash generated from operating activities before the impact of adjusting items and dividends from associates and excluding trade loans to third-parties, pension short fall funding, taxes paid and after net capital expenditure, as a proportion of adjusted profit from operations. This announcement also contains New Category contribution, adjusted EBITDA, adjusted net debt, adjusted net finance costs, adjusted taxation, all of which are before the impact of adjusting items and which are reconciled from profit from operations, borrowings, net finance costs and taxation. The Group also uses adjusted share of post-tax results of associates and joint ventures and adjusted non-controlling interests. In addition, this announcement contains organic revenue, which is a non-GAAP measure that is before the impact of businesses sold or held for sale and is derived from revenue. This announcement also contains organic adjusted profit from operations, which is a non-GAAP measure that is before the impact of adjusting items and the impact of businesses sold or held for sale and is derived from profit from operations.

Adjusting items, as identified in accordance with the Group’s accounting policies, represent certain items of income and expense which the Group considers distinctive based on their size, nature or incidence. These include significant items in, profit from operations, net finance costs, taxation and the Group’s share of the post‐tax results of associates and joint ventures which individually or, if of a similar type, in aggregate, are relevant to an understanding of the Group’s underlying financial performance. Although the Group does not believe that these measures are a substitute for IFRS measures, the Group does believe such results excluding the impact of adjusting items provide additional useful information to investors regarding the underlying performance of the business on a comparable basis.

The Group’s Management Board reviews a number of our IFRS and non‐GAAP measures for the Group and its geographic segments at constant rates of exchange. This allows comparison of the Group’s results, had they been translated at the previous year’s average rates of exchange. The Group does not adjust for the normal transactional gains and losses in operations that are generated by exchange movements. Although the Group does not believe that these measures are a substitute for IFRS measures, the Group does believe that such results excluding the impact of currency fluctuations year‐on‐year provide additional useful information to investors regarding the operating performance on a local currency basis.

The Group’s Management Board regularly reviews the measures used to assess and present the financial performance of the Group and, as relevant, its geographic segments, and believes that these measures provide additional useful information to investors. Certain of our measures are presented based on an adjusted basis and on a constant currency basis. Please refer to the 2023 Annual Report on Form 20‐F for a full description of each measure alongside non-financial measures, pages 333 to 349.

Forward looking statements

References in this announcement to ‘BAT’, ‘Group’, ‘we’, ‘us’ and ‘our’ when denoting opinion refer to British American Tobacco p.l.c. (BAT PLC) and when denoting business activity refer to BAT Group operating companies, collectively or individually as the case may be.

This announcement does not constitute an invitation to underwrite, subscribe for, or otherwise acquire or dispose of any BAT PLC shares or other securities. This announcement contains certain forward-looking statements, including “forward-looking” statements made within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. These statements are often, but not always, made through the use of words or phrases such as “believe,” “anticipate,” “could,” “may,” “would,” “should,” “intend,” “plan,” “potential,” “predict,” “will,” “expect,” “estimate,” “project,” “positioned,” “strategy,” “outlook”, “target” and similar expressions. In particular, these forward-looking statements include statements regarding (i) the bullets under “On track to deliver FY guidance; strategic discipline and focused investment driving positive early momentum”, (ii) the Group’s expectations for revenue and adjusted profit from operations growth in 2024,  on an organic basis at constant rates, (iii) the Group’s expectations with respect to its investment decisions, (iv) the Group’s expectations for New Categories profitability, (v) the Group’s expectations for a cash conversion in excess of 90%, (vi) the Group’s expectations for revenue and adjusted operating profit growth, on an organic basis at constant rates by 2026, (vii) the Group’s expectations to roll out its products in further markets in 2024, (viii) the Group’s leverage range target and expectations for year-end and (ix) statements under the heading “Technical guidance for full year 2024.”
These include statements regarding our intentions, beliefs or current expectations concerning, amongst other things, our results of operations, financial condition, liquidity, prospects, growth, strategies and the economic and business circumstances occurring from time to time in the countries and markets in which the Group operates.

All such forward-looking statements involve estimates and assumptions that are subject to risks, uncertainties and other factors. It is believed that the expectations reflected in this announcement are reasonable but they may be affected by a wide range of variables that could cause actual results and performance to differ materially from those currently anticipated.

Among the key factors that could cause actual results to differ materially from those projected in the forward-looking statements are uncertainties related to the following: the impact of competition from illicit trade; the impact of adverse domestic or international legislation and regulation; the inability to develop, commercialise and deliver the Group’s New Categories strategy; the impact of supply chain disruptions; adverse litigation and dispute outcomes and the effect of such outcomes on the Group’s financial condition; the impact of significant increases or structural changes in tobacco, nicotine and New Categories related taxes; translational and transactional foreign exchange rate exposure; changes or differences in domestic or international economic or political conditions; the ability to maintain credit ratings and to fund the business under the current capital structure; the impact of serious injury, illness or death in the workplace; adverse decisions by domestic or international regulatory bodies; changes in the market position, businesses, financial condition, results of operations or prospects of the Group; direct and indirect adverse impacts associated with climate change and the move towards a circular economy; and cyber security risks caused by the heightened cyber-threat landscape, and the increased digital interaction with consumers, and changes to regulation.

Past performance is no guide to future performance and persons needing advice should consult an independent financial adviser. The forward-looking statements reflect knowledge and information available at the date of preparation of this announcement and BAT undertakes no obligation to update or revise these forward-looking statements, whether as a result of new information, future events or otherwise. Readers are cautioned not to place undue reliance on such forward-looking statements.

No statement in this announcement is intended to be a profit forecast and no statement in this announcement should be interpreted to mean that earnings per share of BAT PLC for the current or future financial years would necessarily match or exceed the historical published earnings per share of BAT PLC.

Additional information concerning these and other factors can be found in BAT PLC filings with the U.S. Securities and Exchange Commission (SEC), including the Annual Report on Form 20-F and Current Reports on Form 6-K, which may be obtained free of charge at the SEC’s website.